Filed Pursuant to Rule 424(b)(2)

Registration No. 333-161018

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee (2)
Common shares ($.10 par value)	5,000,000 shares	$42.70	$213,500,000	$11,913.30

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) and based on the average of the high and low prices on November 30, 2009.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933.

P R O S P E C T U S    S U P P L E M E N T

(To Prospectus dated August 4, 2009)

5,000,000 Shares

Consolidated Edison, Inc.

Common Shares

Consolidated Edison, Inc., or Con Edison, is offering 5,000,000 of its common shares. Our common shares are listed on the New York Stock Exchange under the symbol “ED.” On November 30, 2009, the last reported sale price of our common shares on the New York Stock Exchange was $42.91 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement.

The underwriter has agreed to purchase our common shares from us at a price of $42.63 per share which will result in approximately $213.15 million of proceeds to us. The underwriter may offer our common shares in transactions on the New York Stock Exchange, in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The common shares will be ready for delivery on or about December 4, 2009.

UBS Investment Bank

The date of this prospectus supplement is November 30, 2009.

Prospectus Supplement

Prospectus

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the common shares we are offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which does not apply to the common shares we are offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. To the extent information in this prospectus supplement differs from information in the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, and in any written communication from us or the underwriter specifying the final terms of the offering. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus supplement is current only as of the date of this prospectus supplement.

S-i

PROSPECTUS SUPPLEMENT SUMMARY

In this prospectus supplement, the words “Con Edison,” “Company,” “we,” “our” and “us” refer to Consolidated Edison, Inc., a New York corporation, and its subsidiaries and predecessors.

The following summary contains basic information about this offering. It may not contain all of the information that is important to you. The “Description of Common Shares” section of the accompanying prospectus contains more detailed information regarding the common shares. The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere or incorporated by reference in this prospectus supplement and in the accompanying prospectus.

Con Edison

Con Edison is a holding company that operates only through its subsidiaries. We were incorporated in New York State in 1997.

Our principal business operations are those of our regulated utility companies, Consolidated Edison Company of New York, Inc. (“Con Edison of New York”) and Orange and Rockland Utilities, Inc. (“O&R”).

Con Edison has no material assets other than the stock of its regulated utility companies and competitive energy businesses. Our ability to pay interest on our debt securities and dividends on our preferred shares and common shares is dependent on our receipt of dividends from these subsidiaries or proceeds from the sale by us of additional securities or assets. Our utility companies are subject to certain restrictions on the dividends that they may pay to us, as discussed in the notes to our consolidated financial statements in our most recent Annual Report on Form 10-K incorporated herein by reference.

Regulated Utilities

Our regulated utility subsidiaries (the “Utilities”) are primarily “wires and pipes” energy delivery companies that are subject to extensive federal and state regulation. The Utilities’ customers buy energy from the Utilities, or from other suppliers through the Utilities’ retail access programs. The Utilities purchase substantially all of the energy they sell to customers pursuant to firm contracts or through wholesale energy markets, and recover (generally on a current basis) the cost of the energy sold, pursuant to approved rate plans.

Con Edison of New York provides electric service to approximately 3.3 million customers and gas service to approximately 1.1 million customers in New York City and Westchester County. The company also provides steam service in parts of Manhattan.

O&R, along with its regulated utility businesses, provides electric service to approximately 0.3 million customers in southeastern New York and adjacent areas of northern New Jersey and eastern Pennsylvania and gas service to over 0.1 million customers in southeastern New York and adjacent areas of eastern Pennsylvania.

Competitive Energy Business

We have three competitive energy businesses.

Consolidated Edison Solutions, Inc. (“Con Edison Solutions”) sells electricity directly to delivery-service customers of utilities primarily in the Northeast and Mid-Atlantic regions (including some of the Utilities’ customers) and also offers energy-related services. Con Edison Solutions does not sell electricity to the Utilities. The company sold approximately 9.5 million megawatt hours of electricity to customers over the nine-month period ended September 30, 2009.

Consolidated Edison Development, Inc. (“Con Edison Development”) participates in infrastructure projects. In 2008, Con Edison Development and its subsidiary, CED/SCS Newington, LLC, completed the sale of their ownership interests in power generating projects with an aggregate capacity of approximately 1,706 megawatts.

Consolidated Edison Energy, Inc. (“Con Edison Energy”) procures electric energy and capacity for Con Edison Solutions and fuel for other companies. It sells the electric capacity and energy produced by plants owned, leased or operated by others. The company also provides energy risk management services to Con Edison Solutions, offers these services to others and enters into wholesale supply transactions.

Our principal executive offices are located at 4 Irving Place, New York, New York 10003, and our telephone number is (212) 460-4600.

The Offering

Common shares offered	5,000,000 shares.

Common shares outstanding as of November 27, 2009	275,603,067 shares.

Common shares to be outstanding after this offering (based on common shares outstanding as of November 27, 2009)	280,603,067 shares.

Use of proceeds	The net proceeds (after expenses) from the sale of the common shares in this offering are estimated to be approximately $212.65 million. The net proceeds from the sale of the common shares will be invested by us in our regulated utility subsidiary, Con Edison of New York, for funding of its construction expenditures and for its other general corporate purposes.

New York Stock Exchange symbol	“ED.”

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy materials that we have filed with the Commission at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy and information statements, and the information regarding issuers, including us, that file electronically with the Commission: www.sec.gov.

This prospectus supplement and accompanying prospectus, which includes information incorporated by reference (see “Incorporation by Reference,” below), is part of a registration statement we have filed with the Commission relating to the common shares we are offering. As permitted by the Commission’s rules, this prospectus supplement and accompanying prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Commission. You should read the registration statement and the exhibits and schedules for more information about us and our common shares.

The registration statement, exhibits and schedules are also available at the Commission’s public reference room or through its Internet web site.

You may obtain a free copy of our filings with the Commission by writing or telephoning us at our principal executive offices: Corporate Secretary, Consolidated Edison, Inc., 4 Irving Place, New York, New York 10003 (Telephone No.: 212-460-3331). The filings are also available through the Investor Information section of our Website: www.conedison.com.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus supplement and accompanying prospectus information we file with them. This means that we can disclose important information to you by referring you to documents that we have previously filed with the Commission or documents that we will file with the Commission in the future. The information we incorporate by reference is considered to be an important part of this prospectus supplement and accompanying prospectus. Information that we file later with the Commission that is incorporated by reference into this prospectus supplement and accompanying prospectus will automatically update and supercede this information.

We are incorporating by reference into this prospectus supplement and accompanying prospectus the following Con Edison documents that we have filed with the Commission:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009, June 30, 2009 and September 30, 2009; and

•

Current Reports on Form 8-K, dated January 22, 2009, February 19, 2009, March 13, 2009, April 16, 2009, May 8, 2009 (solely with respect to Item 8.01), May 18, 2009, August 27, 2009, October 21, 2009, November 2, 2009 (solely with respect to Item 8.01) and November 23, 2009.

We are also incorporating by reference into this prospectus supplement and accompanying prospectus any additional documents that we may file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 in any Current Report on Form 8-K or other information deemed to have been “furnished” rather than filed in accordance with the Commission’s rules) prior to the termination of the offering of our common shares.

RISK FACTORS

Our businesses are influenced by many factors that are difficult to predict, and that involve uncertainties that may materially affect actual operating results, cash flows and financial condition. These risk factors include those described in the documents that are incorporated by reference in this prospectus supplement and accompanying prospectus (see “Incorporation by Reference,” above), and could include additional uncertainties not presently known to us or that we currently do not consider to be material. Before making an investment decision, you should carefully consider these risks as well as any other information we include or incorporate by reference in this prospectus supplement and accompanying prospectus.

USE OF PROCEEDS

The net proceeds (after expenses) from the sale of the common shares in this offering are estimated to be approximately $212.65 million. The net proceeds from the sale of the common shares will be invested by us in our regulated utility subsidiary, Con Edison of New York, for funding of its construction expenditures and for its other general corporate purposes.

PRICE RANGE OF COMMON SHARES AND DIVIDENDS

Our common shares are listed on the New York Stock Exchange, or NYSE, under the symbol “ED.” The following table sets forth the range of intra-day high and low sale prices, as reported on the NYSE Composite Tape, and the cash dividends declared on the common shares for the periods indicated:

	High	Low	Dividends
2007
First Quarter	$51.40	$47.19	$0.58
Second Quarter	52.90	44.68	0.58
Third Quarter	48.57	43.10	0.58
Fourth Quarter	50.51	44.57	0.58
2008
First Quarter	$49.30	$39.30	$0.585
Second Quarter	42.73	38.36	0.585
Third Quarter	46.39	37.38	0.585
Fourth Quarter	44.86	34.11	0.585
2009
First Quarter	$41.79	$32.56	$0.59
Second Quarter	40.00	34.36	0.59
Third Quarter	41.77	36.46	0.59
Fourth Quarter (through November 30, 2009)	42.99	40.15

On November 30, 2009, the last reported sale price of the common shares on the NYSE was $42.91 per share.

Dividends on our common shares are paid as declared by Con Edison’s Board of Directors. On October 15, 2009, we declared a dividend of $0.59 per share payable on December 15, 2009 to shareholders of record on November 18, 2009. Dividends are typically paid on the 15th of March, June, September and December. Dividends can be paid by check or electronic deposit, or may be reinvested.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES FOR NON-U.S. HOLDERS

The following summary discusses certain material U.S. federal income and estate tax consequences to non-U.S. holders relating to the purchase, ownership and disposition of our common shares. This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, rulings and judicial decisions, all as in effect on the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the “IRS”) will agree with the statements herein. A “non-U.S. holder” means a beneficial owner of our common shares that is for U.S. federal income tax purposes:

•	an individual who is neither a citizen nor a resident of the United States;

•

a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) that is not created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is not subject to U.S. federal income taxation regardless of its source; or

•

a trust unless (1) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary deals only with our common shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all of the U.S. federal income and estate tax consequences that may be relevant to a non-U.S. holder in light of such holder’s own particular circumstances, nor does it deal with special situations, such as:

•

tax consequences to non-U.S. holders who may be subject to special tax treatment, such as dealers in securities, banks, insurance companies, partnerships or other entities treated as pass-through entities for U.S. federal income tax purposes, certain former citizens or residents of the United States, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid federal income tax, tax-exempt entities, common trust funds, certain trusts, hybrid entities, foreign governments, international organizations and dealers or traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	tax consequences to persons holding our common shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	any gift tax consequences;

•	alternative minimum tax consequences, if any; or

•	any U.S. state, local or foreign tax consequences.

If a partnership (or other entity treated as a partnership) holds our common shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the status and activities of the partnership. Prospective investors that are partnerships (or entities treated as partnerships for U.S. federal income tax purposes) should consult their own tax advisers regarding the U.S. federal income and estate tax considerations to them and their partners of holding our common shares.

THIS DISCUSSION IS FOR GENERAL PURPOSES ONLY. IF YOU ARE CONSIDERING THE PURCHASE OF OUR COMMON SHARES, YOU SHOULD CONSULT YOUR OWN TAX ADVISERS CONCERNING THE U.S. FEDERAL AND ESTATE TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, THE EFFECT OF ANY CHANGES IN APPLICABLE TAX LAW, AND YOUR ENTITLEMENT TO BENEFITS UNDER AN APPLICABLE INCOME TAX TREATY.

Dividends on Common Shares

If we make a distribution of cash or other property (other than certain pro rata distributions of our common shares) in respect of our common shares, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s adjusted tax basis in our common shares, and thereafter will be treated as capital gain. Distributions treated as dividends on our common shares held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable income tax treaty and the non-U.S. holder has provided the documentation required to claim benefits under such treaty. Generally, to claim the benefits of an income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), the dividend will not be subject to the 30% U.S. federal withholding tax (provided the non-U.S. holder has provided the appropriate documentation, generally an IRS Form W-8ECI, to the withholding agent), but the non-U.S. holder generally will be subject to U.S. federal income tax in respect of the dividend on a net income basis, and at graduated rates, in substantially the same manner as U.S. persons. Dividends received by a non-U.S. holder that is a corporation for U.S. federal income tax purposes and which are effectively connected with the conduct of a U.S. trade or business may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund together with the required information with the IRS.

Sale or Other Disposition of Common Shares

Subject to the discussion of backup withholding below, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other disposition of our common shares unless:

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or disposition, and certain other conditions are met;

•

such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States (and, if an applicable tax treaty so provides, is attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder in the United States); or

•	we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes during a specified testing period and certain other conditions are met.

Gain realized by a non-U.S. holder that is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to U.S. federal income tax on a net income basis, and at graduated rates, in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, if such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). Given the lack of clear guidance in this area, there can be no assurances that we are not or will not become a USRPHC. If, however, we were a USRPHC during the applicable testing period, non-U.S. holders owning (directly or indirectly) more than 5% of our common shares generally would be subject to U.S. federal income tax on the gain realized on the sale or disposition of our common shares, which would be treated as income effectively connected with a U.S. trade or business (and taxable as discussed above). U.S. federal income tax will not apply to gain realized on the sale or disposition of our common shares by a non-U.S. holder that owns (directly or indirectly) 5% or less of our common shares so long as our common shares are regularly traded on an established securities market (such as the NYSE). However, we can provide no assurance that our common shares will remain regularly traded.

Recent Legislative Developments

Congress has recently proposed legislation that, if enacted in its current form, would substantially revise certain of the rules discussed above, including those with respect to withholding taxes, certification requirements and information reporting. For example, the proposed legislation generally would impose a withholding tax of 30 percent on dividend distributions on and the gross proceeds from a disposition of common shares paid to a foreign financial institution, unless the institution has entered into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution. A non-U.S. holder of common shares generally should be eligible for a refund or credit of these taxes, provided the non-U.S. holder files the required U.S. tax returns and forms. Financial institutions may be subject to special requirements in this regard. It cannot be predicted with certainty whether or in what form the proposal may ultimately be enacted. Investors are encouraged to consult their own tax advisors regarding the potential implications of this proposed legislation on their investment in common shares.

Information Reporting and Backup Withholding

Dividends and proceeds from the sale or other taxable disposition of our common shares are potentially subject to backup withholding at the applicable rate (currently 28%). In general, backup withholding will not apply to dividends on our common shares paid by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge (or reason to know) that the holder is a U.S. holder.

Generally, the amount of dividends on our common shares paid to a non-U.S. holder and the amount of any tax withheld from such dividends must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available by the IRS to the tax authorities of the country in which the non-U.S. holder is a resident under the provisions of an applicable tax treaty or agreement.

Information reporting and backup withholding of U.S. federal income tax, normally applicable to U.S. persons, will not apply to payments of dividends to a non-U.S. holder if such non-U.S. holder certifies under penalties of perjury that it is not a U.S. person or otherwise establishes an exemption.

In general, backup withholding and information reporting will not apply to proceeds from the disposition of our common shares paid to a non-U.S. holder if the holder has provided the required certification that it is a non-U.S. holder and neither we nor our paying agent has actual knowledge (or reason to know) the holder is a U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is furnished on a timely basis to the IRS.

Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

U.S. Federal Estate Tax

Common shares owned or treated as owned by an individual who is not a citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Legislation enacted in 2001 provides for reductions in the rate of U.S. federal estate tax through 2009 and the elimination of the tax entirely for the estates of those dying in the year 2010. The estate tax would be fully reinstated, as in effect prior to the reductions, for the estates of those dying in the year 2011 and thereafter unless further legislative action is taken. No prediction can be made as to whether these scheduled changes will in fact occur or whether such changes will be affected by subsequent legislation.

UNDERWRITING

UBS Securities LLC is acting as the underwriter in connection with this offering. We have entered into an underwriting agreement with the underwriter. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase from us 5,000,000 common shares at a price of $42.63 per share.

The underwriter has agreed to purchase all of the common shares sold under the underwriting agreement if any of these shares are purchased.

Our common shares are offered subject to a number of conditions, including, among others:

•	receipt and acceptance of our common shares by the underwriter; and

•	the underwriter’s right to reject orders in whole or in part.

In connection with this offering, the underwriter or securities dealers may distribute prospectus supplements and the accompanying prospectus electronically.

The expenses of the offering are estimated to be approximately $500,000 and are payable by us.

The underwriter proposes to offer the common shares offered hereby from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter may effect such transactions by selling the common shares to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of common shares for whom they may act as agents or to whom they may sell as principal.

We have agreed that, subject to certain exceptions, without the prior written consent of the underwriter, we will not, during the 90-day period after the date of this prospectus supplement, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise dispose of, our common shares. This agreement does not apply to issuances pursuant to the underwriting agreement, upon conversion of our outstanding securities in accordance with their terms, or in connection with our employee stock or dividend reinvestment plans.

Our common shares are listed on the NYSE under the symbol “ED.” We intend to list the shares offered hereby on the NYSE.

Until the distribution of the shares offered hereby is completed, Commission rules may limit the underwriter and selling group members from bidding for or purchasing our common shares. However, the underwriter may engage in transactions that stabilize the price of the common shares, such as bids or purchases that peg, fix or maintain the price of the common shares.

In connection with the offering, the underwriter may make short sales of our common shares. Short sales involve the sale by the underwriter, at the time of the offering, of a greater number of common shares than it is required to purchase in the offering. Short sales may be “naked short sales,” which are short positions in excess of that amount. The underwriter must close out any naked short position by purchasing common shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the purchases by the underwriter to cover syndicate short positions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares may be higher than it would otherwise be in the absence of these transactions. If these activities are commenced, they may be discontinued at any time.

Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or, if indemnification is not allowed, to contribute to payments the underwriter may be required to make because of those liabilities.

The underwriter and its affiliates may have engaged and in the future may engage in investment banking transactions and in general financing, commercial banking and energy trading transactions with, and the provision of services to, us and our affiliates in the ordinary course of business. The underwriter or its affiliates may also be lenders under certain of our revolving credit facilities.

NOTICES TO INVESTORS

No Public Offering Outside the United States

No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of our common shares, or, except as contemplated below, the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to Con Edison or our common shares in any jurisdiction where action for that purpose is required. Accordingly, our common shares may not be offered or sold, directly or indirectly, and neither this prospectus supplement, the accompanying prospectus nor any other offering material or advertisements in connection with our common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this prospectus supplement and the accompanying prospectus come are advised to inform themselves about and to observe any restrictions relating to this offering, the distribution of this prospectus supplement and the accompanying prospectus and resale of our common shares.

European Economic Area

In relation to each Member State of the European Economic Area (“EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) our common shares may be offered to the public in that Relevant Member State at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than €50,000,000, all as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons per Member State (other than qualified investors as defined in the Prospectus Directive); or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of common shares shall result in a requirement for the publication by Con Edison or the underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of our common shares described in this prospectus supplement and the accompanying prospectus located within a Relevant Member State will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common shares to be offered so as to enable an investor to decide to purchase any of our common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out herein.

United Kingdom

The underwriter may only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of our common shares in circumstances in which Section 21(1) of the FSMA does not apply to Con Edison. Additionally, compliance will be required with all applicable provisions of the FSMA with respect to anything done in relation to our common shares in, from or otherwise involving the United Kingdom.

This prospectus supplement may only be distributed to and directed at (a) persons outside the United Kingdom or (b) persons in the United Kingdom who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended (the “Order”) or (ii) are persons falling within Article 49(2)(a) to (d) of the Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA), in connection with the issue or sale of any common shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This prospectus supplement may only be directed at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This prospectus supplement and its contents are confidential, and may not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons, in the United Kingdom.

LEGAL MATTERS

The validity of the common shares offered hereby and certain other related legal matters will be passed upon for Con Edison by Elizabeth D. Moore, Esq., General Counsel of Con Edison, and by Shearman & Sterling LLP, New York, New York. Certain legal matters in connection with such common shares will be passed upon for the underwriter by Dewey & LeBoeuf LLP, New York, New York. Dewey & LeBoeuf LLP from time to time has performed and may perform legal services for affiliates of Con Edison. A Dewey & LeBoeuf LLP partner, in his individual capacity, is a member of Con Edison’s Board of Directors.

PROSPECTUS

Consolidated Edison, Inc.

Debt Securities

Common Shares ($.10 par value)

We may offer and sell from time to time our unsecured debt securities (“Debt Securities”) and common shares ($.10 par value) (“Common Shares”). Our Common Shares are listed on the New York Stock Exchange under the symbol “ED”.

We will establish the specific price and terms of the Debt Securities and the Common Shares we will offer (collectively, the “Securities”) and how they will be offered at the time we offer them, and we will describe them in one or more supplements to this prospectus. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement. You should read this prospectus and the related supplement before you invest in the Securities.

Investing in our securities involves risks. See “Risk Factors” on page 3 of this prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE

SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES

COMMISSION NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS

PROSPECTUS IS ACCURATE OR COMPLETE.

ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We may sell these securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of securities. If any agents, dealers or underwriters are involved in the sale of any securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is August 4, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement for the Securities that we have filed with the Securities and Exchange Commission using a “shelf” registration process. This prospectus provides you with a general description of the Securities. Each time we offer Securities, we will file with the Commission a supplement to this prospectus that will describe the specific terms of that offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Before you invest, you should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in this prospectus under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement, and in any written communication from us or any underwriters specifying the final terms of the particular offering. We have not authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus.

References in this prospectus to the terms “we,” “us” or other similar terms mean Consolidated Edison, Inc., unless the context clearly indicates otherwise. We are also referred to in this prospectus as Con Edison.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Commission at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet web site that contains reports, proxy and information statements, and the information regarding issuers, including us, that file electronically with the Commission: www.sec.gov.

This prospectus, which includes information incorporated by reference (see “Incorporation by Reference,” below), is part of a registration statement we have filed with the Commission relating to the Securities. As permitted by the Commission’s rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Commission. You should read the registration statement and the exhibits and schedules for more information about us and the Securities.

The registration statement, exhibits and schedules are also available at the Commission’s public reference room or through its Internet website.

You may obtain a free copy of our filings with the Commission by writing or telephoning us at our principal executive offices: Corporate Secretary, Consolidated Edison, Inc., 4 Irving Place, New York, New York 10003 (Telephone No.: 212-460-3331). The filings are also available through the Investor Information section of our website: www.conedison.com.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus information we file with them. This means that we can disclose important information to you by referring you to documents that we have previously filed with the Commission or documents that we will file with the Commission in the future. The information we incorporate by reference is considered to be an important part of this prospectus. Information that we file later with the Commission that is incorporated by reference into this prospectus will automatically update and supercede this information.

We are incorporating by reference into this prospectus the following Con Edison documents that we have filed with the Commission:

•	Annual Report on Form 10-K for the year ended December 31, 2008;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009; and

•	Current Reports on Form 8-K, dated January 22, 2009, February 19, 2009, March 13, 2009, April 16, 2009, May 8, 2009 and May 18, 2009.

We are also incorporating by reference into this prospectus any additional documents that we may file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 in any Current Report on Form 8-K or other information deemed to have been “furnished” rather than filed in accordance with the Commission’s rules) from the date of the registration statement of which this prospectus is part until the termination of the offering of the securities.

RISK FACTORS

Our businesses are influenced by many factors that are difficult to predict, and that involve uncertainties that may materially affect actual operating results, cash flows and financial condition. These risk factors include those described in the documents that are incorporated by reference in this prospectus (see “Incorporation by Reference,” above), and could include additional uncertainties not presently known to us or that we currently do not consider to be material. Before making an investment decision, you should carefully consider these risks as well as any other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement.

CON EDISON

Con Edison is a holding company that operates only through its subsidiaries. We were incorporated in New York State in 1997.

Our principal business operations are those of our regulated utility companies, Consolidated Edison Company of New York, Inc. (“Con Edison of New York”) and Orange and Rockland Utilities, Inc. (“Orange & Rockland”).

Con Edison of New York provides electric service to over three million customers and gas service to over one million customers in New York City and Westchester County. It also provides steam service in parts of Manhattan.

Orange & Rockland, along with its regulated utility subsidiaries, provides electric service in southeastern New York and adjacent areas of northern New Jersey and eastern Pennsylvania and gas service in southeastern New York and adjacent areas of eastern Pennsylvania.

We also have competitive energy businesses. Consolidated Edison Solutions, Inc. sells electricity directly to some delivery-service customers of our utility subsidiaries and other utilities primarily in the Northeast and Mid-Atlantic regions and also offers energy-related services. Consolidated Edison Development, Inc. participates in infrastructure projects. Consolidated Edison Energy, Inc. procures electric energy and capacity for Con Edison Solutions and fuel for other companies. It sells the electric capacity and energy produced by plants owned, leased or operated by others. The company also provides energy risk management services to Con Edison Solutions, offers these services to others and enters into wholesale supply transactions.

Con Edison has no material assets other than the stock of its regulated utility subsidiaries and competitive energy businesses. Our ability to pay interest on the Debt Securities and dividends on the Common Shares is dependent on our receipt of dividends from these subsidiaries or proceeds from the sale by us of additional securities or assets. Our utility companies are subject to certain restrictions on the dividends that it may pay to us, as discussed in the notes to our consolidated financial statements in our most recent Annual Report on Form 10-K.

USE OF PROCEEDS

Unless we inform you otherwise in a supplement to this prospectus, we anticipate using the net proceeds received by us from the sale of the Securities for investment by us in our regulated utility companies, Con Edison of New York and Orange & Rockland, for the funding of their construction expenditures, and for other general corporate purposes, including, among others, repayment of our short-term debt and repurchase, retirement or refinancing of our other debt securities. We may temporarily invest net proceeds prior to their use.

RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for each of the five most recently completed fiscal years and for the most recent year-to-date quarter-end period are included in the management’s discussion and analysis of financial condition and results of operations section of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q which are incorporated by reference in this prospectus.

DESCRIPTION OF DEBT SECURITIES

The Debt Securities are expected to be issued under an indenture, dated as of April 1, 2002 between Con Edison and The Bank of New York Mellon (formerly known as The Bank of New York (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))), as Trustee (“Trustee”), as amended and supplemented by a First Supplemental Indenture, dated as of August 1, 2009 (the Indenture, as amended and supplemented, is herein referred to as the “Indenture”), copies of which are included as exhibits to the registration statement of which this prospectus is a part.

The Debt Securities to be issued under the Indenture will be unsecured general obligations of Con Edison ranking equally and ratably in right of payment with the other unsecured debt securities of Con Edison issued under the Indenture that are not subordinated obligations of Con Edison (“Subordinated Securities”); provided, however, that if so provided in the prospectus supplement relating to a series of Debt Securities, the Debt Securities will be Subordinated Securities.

There is no requirement that future issues of Debt Securities of Con Edison be issued under the Indenture, and Con Edison will be free to employ other indentures or documentation, containing provisions different from those included in the Indenture or applicable to one or more issues of Debt Securities, in connection with future issues of such other Debt Securities. Any such other indenture or documentation would be described in a prospectus supplement or in a revision to this prospectus.

The Indenture does not specifically restrict the ability of Con Edison to engage in transactions which could have the effect of increasing the ratio of debt to equity capitalization of Con Edison or a successor corporation. For example, the Indenture does not limit the amount of indebtedness of Con Edison, the payment of dividends by Con Edison or the acquisition by Con Edison of any of the equity securities of Con Edison or Con Edison of New York. The Indenture also permits Con Edison to merge or consolidate or to transfer its assets, subject to certain conditions (see “Consolidation, Merger and Sale” below). Con Edison must obtain approvals from state and/or federal regulatory bodies to merge or consolidate.

The following summary of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture, including the definitions therein of certain terms.

General: The Indenture provides that the Debt Securities offered and other unsecured debt securities of Con Edison issued under the Indenture, without limitation as to aggregate principal amount (collectively the “Indenture Securities”), may be issued in one or more series, in each case as authorized from time to time by Con Edison.

Reference is made to the prospectus supplement relating to the Debt Securities offered for any of the following terms not provided herein:

(1)	the title of the Debt Securities;

(2)	the aggregate principal amount of the Debt Securities;

(3)	the percentage of the principal amount representing the price for which the Debt Securities shall be issued;

(4)	the date or dates on which the principal of, and premium, if any, on the Debt Securities shall be payable;

(5)	the rate or rates (which may be fixed or variable) at which the Debt Securities shall bear interest, if any, or the method by which such rate or rates shall be determined;

(6)	if the amount of payments of the principal of, premium, if any, or interest, if any, on the Debt Securities may be determined with reference to an index, formula or other method, the manner in which such amounts shall be determined;

(7)	the date or dates from which any such interest shall accrue, or the method by which such date or dates shall be determined, the dates on which any such interest shall be payable and any record dates therefor and the basis for the computation of interest, if other than a 360-day year consisting of twelve 30-day months;

(8)	the place or places where the principal of, and premium, if any, and interest, if any, on the Debt Securities shall be payable;

(9)	the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of Con Edison;

(10)	the obligation, if any, of Con Edison to redeem, purchase or repay the Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities shall be redeemed, purchased or repaid pursuant to such obligation;

(11)	whether the Debt Securities shall be issued in whole or in part in the form of one or more Global Securities and, if so, the identity of the Depositary for such Global Security or Global Securities;

(12)	if other than $1,000 or an integral multiple thereof, the denominations in which the Debt Securities shall be issued;

(13)	if other than the principal amount thereof, the portion of the principal amount of the Debt Securities payable upon declaration of acceleration of the maturity of the Debt Securities;

(14)	any deletions from or modifications of or additions to the Events of Default set forth in Section 6.01 of the Indenture pertaining to the Debt Securities;

(15)	the provisions, if any, relating to the defeasance of Debt Securities of a series prior to the maturity thereof pursuant to Section 12.02 of the Indenture (see “Satisfaction and Discharge of Indenture; Defeasance”);

(16)	the terms, if any, upon which Con Edison may elect not to pay interest on an interest payment date;

(17)	the provisions, if any, relating to the subordination of the Debt Securities pursuant to Article 14 of the Indenture (see “Subordination”); and

(18)	any other terms of the Debt Securities not inconsistent with the provisions of the Indenture and not adversely affecting the rights of any other series of Indenture Securities then outstanding. (Section 2.03)

Con Edison may authorize the issuance and provide for the terms of a series of Indenture Securities pursuant to a resolution of its Board of Directors or any duly authorized committee thereof or pursuant to a supplemental indenture. The provisions of the Indenture described above permit Con Edison, in addition to issuing Indenture Securities with terms different from those of Indenture Securities previously issued, to “reopen” a previous issue of a series of Indenture Securities and to issue additional Indenture Securities of such series.

The Indenture Securities will be issued only in registered form without coupons and, unless otherwise provided with respect to a series of Indenture Securities, in denominations of $1,000 and integral multiples thereof. (Section 2.02) Indenture Securities of a series may be issued in whole or in part in the form of one or more Global Securities (see “Global Securities”). One or more Global Securities will be issued in a denomination or aggregate denominations equal to the aggregate principal amount of outstanding Indenture Securities of the series to be represented by such Global Security or Global Securities. (Section 2.01) No service charge will be made for any transfer or exchange of Indenture Securities, but Con Edison may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.05)

One or more series of the Indenture Securities may be issued with the same or various maturities at par or at a discount. Debt Securities bearing no interest or interest at a rate which at the time of issuance is below the market rate (“Original Issue Discount Securities”) will be sold at a discount (which may be substantial) below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Securities will be described in the prospectus supplement relating thereto.

Subordination: If the prospectus supplement relating to a particular series of Indenture Securities so provides, such securities will be Subordinated Securities and the payment of the principal of, premium, if any, and interest on the Subordinated Securities will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness to the extent set forth in the next paragraph. (Section 14.01)

In the event (a) of any distribution of assets of Con Edison in bankruptcy, reorganization or receivership proceedings, or upon an assignment for the benefit of creditors, or any other marshalling of assets and liabilities of Con Edison, except for a distribution in connection with a consolidation, merger, sale, transfer or lease permitted under the Indenture (see “Consolidation, Merger and Sale”), or (b) the principal of any Senior Indebtedness shall have been declared due and payable by reason of an event of default with respect thereto and such event of default shall not have been rescinded, then the holders of Subordinated Securities will not be entitled to receive or retain any payment, or distribution of assets of Con Edison, in respect of the principal of, premium, if any, and interest on the Subordinated Securities until the holders of all Senior Indebtedness (or, in the circumstances described in the foregoing clause (b), all Senior Indebtedness due and payable by reason of such an event of default) receive payment of the full amount due in respect of the principal of, premium, if any, and interest on the Senior Indebtedness or provision for such payment on the Senior Indebtedness shall have been made. (Section 14.02)

Subject to the payment in full of all Senior Indebtedness, the holders of the Subordinated Securities shall be subrogated to the rights of the holders of the Senior Indebtedness to receive payments or distributions applicable to the Senior Indebtedness until all amounts owing on the Subordinated Securities shall be paid in full. (Section 14.03)

“Senior Indebtedness” means all indebtedness of Con Edison for the repayment of money borrowed (whether or not represented by bonds, debentures, notes or other securities) other than the indebtedness evidenced by the Subordinated Securities and any indebtedness subordinated to, or subordinated on parity with, the Subordinated Securities. Senior Indebtedness does not include customer deposits or other amounts securing obligations of others to Con Edison. (Section 14.01)

The Indenture does not limit the aggregate amount of Senior Indebtedness that Con Edison may issue. As of June 30, 2009, $10.4 billion of Senior Indebtedness was outstanding, not including as “Senior Indebtedness” $1.2 billion of guarantees by Con Edison of certain obligations of its subsidiaries.

Redemption: If the prospectus supplement relating to a particular series of Indenture Securities so provides, such securities will be subject to redemption at the option of Con Edison. Notice of any redemption of Indenture Securities shall be given to the registered holders of such securities not less than 30 days nor more than 60 days prior to the date fixed for redemption. If less than all of a series of Indenture Securities are to be redeemed, the Trustee shall select, in such manner as in its sole discretion it shall deem appropriate and fair, the Indenture Securities of such series or portions thereof to be redeemed.

Global Securities: The Indenture Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, the Depositary identified in the prospectus supplement relating thereto. Unless and until it is exchanged in whole or in part for Indenture Securities in definitive form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. (Sections 2.01 and 2.05)

The specific terms of the depositary arrangement with respect to any Indenture Securities of a series will be described in the prospectus supplement relating thereto. Con Edison anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book entry registration and transfer system, the respective principal amounts of the Indenture Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary (“participants”). The accounts to be credited shall be designated by the underwriters through which such Indenture Securities were sold. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Global Security or by participants or persons that hold through participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

So long as the Depositary for a Global Security, or its nominee, is the owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Indenture Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have Indenture Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Indenture Securities of such series in definitive form and will not be considered the owners or holders thereof under the Indenture.

Payments of principal of, premium, if any, and interest, if any, on Indenture Securities registered in the name of or held by a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Indenture Securities. None of Con Edison, the Trustee or any paying agent for such Indenture Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a Global Security for such Indenture Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Con Edison expects that the Depositary for Indenture Securities of a series, upon receipt of any payment of principal, premium, if any, or interest, if any, in respect of a Global Security will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary. Con Edison also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities registered in “street name,” and will be the responsibility of such participants.

If a Depositary for Indenture Securities of a series is at any time unwilling or unable to continue as Depositary and a successor depositary is not appointed by Con Edison within 90 days, Con Edison will issue Indenture Securities of such series in definitive form in exchange for the Global Security or Global Securities representing the Indenture Securities of such series. In addition, Con Edison may at any time and in its sole discretion determine not to have any Indenture Securities of a series represented by one or more Global Securities and, in such event, will issue Indenture Securities of such series in definitive form in exchange for the Global Security or Global Securities representing such Indenture Securities. Further, if Con Edison so specifies with respect to the Indenture Securities of a series, each person specified by the Depositary of the Global Security representing Indenture Securities of such series may, on terms acceptable to Con Edison and the Depositary for such Global Security, receive Indenture Securities of the series in definitive form. In any such instance, each person so specified by the Depositary of the Global Security will be entitled to physical delivery in definitive form of Indenture Securities of the series represented by such Global Security equal in principal amount to such person’s beneficial interest in the Global Security.

Payments and Paying Agents: Unless otherwise indicated in the prospectus supplement, payment of principal of and premium, if any, on Indenture Securities will be made against surrender of such Indenture Securities at The Bank of New York Mellon, Corporate Trust Operations, 111 Sanders Creek Parkway, East Syracuse, NY 13057. Unless otherwise indicated in the prospectus supplement, payment of any installment of interest on Indenture Securities will be made to the person in whose name such Indenture Security is registered at the close of business on the record date for such interest. Unless otherwise indicated in the prospectus supplement, payments of such interest will be made at The Bank of New York Mellon, or by a check mailed to each holder of an Indenture Security at such holder’s registered address.

All moneys paid by Con Edison to a paying agent for the payment of principal of, premium, if any, or interest, if any, on any Indenture Security that remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to Con Edison and the holder of such Indenture Security entitled to receive such payment will thereafter look only to Con Edison for payment thereof. (Section 12.05) However, any such payment shall be subject to escheat pursuant to state abandoned property laws.

Consolidation, Merger and Sale: The Indenture permits Con Edison, without the consent of the holders of any of the Indenture Securities, to consolidate with or merge into any other corporation or sell, transfer or lease its properties as an entirety or substantially as an entirety to any person, provided that: (i) the successor is a corporation organized under the laws of the United States of America or any state thereof; (ii) the Successor assumes Con Edison’s obligations under the Indenture and the Indenture Securities; (iii) immediately after giving effect to the transaction, no Event of Default (see “Default and Certain Rights on Default”) and no event that, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing; and (iv) certain other conditions are met. (Section 11.02) The Indenture does not restrict the merger of another corporation into Con Edison.

Modification of the Indenture: The Indenture contains provisions permitting Con Edison and the Trustee, without the consent of the holders of the Indenture Securities, to execute supplemental indentures to, among other things, establish the form and terms of any series of Indenture Securities issuable thereunder by one or more supplemental indentures and to add to the conditions, limitations or restrictions to be observed by Con Edison and to cure any ambiguity or to correct or supplement any provision contained in the Indenture which may be defective or inconsistent with any other provision contained therein or to make such other provisions in regard to matters or questions arising under the Indenture as shall not be inconsistent with the provisions of the Indenture and shall not adversely affect the interests of the holders of the Indenture Securities. The Indenture also contains provisions permitting Con Edison and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the Indenture Securities of any series at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture with respect to Indenture Securities of such series, or modifying in any manner the rights of the holders of the Indenture Securities of such series; provided, however, that no such supplemental indenture shall (i) extend the fixed maturity, or the earlier optional date of maturity, if any, of any Indenture Security of a particular series or reduce the principal amount thereof or the premium thereon, if any, or reduce the rate or extend the time of payment of interest thereon, or make the principal thereof or premium, if any, or interest thereon payable in any coin or currency other than that provided in the Indenture Security, without the consent of the holder of each Indenture Security so affected, or (ii) reduce the principal amount of Indenture Securities of any series, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Indenture Securities of such series outstanding thereunder. (Sections 10.01 and 10.02)

Default and Certain Rights on Default: The Indenture provides that the Trustee or the holders of 25% or more in aggregate principal amount of Indenture Securities of a series outstanding thereunder may declare the principal of all Indenture Securities of such series to be due and payable immediately, if any Event of Default with respect to such series of Indenture Securities shall occur and be continuing. However, if all defaults with respect to Indenture Securities of such series (other than non-payment of accelerated principal) are cured, the holders of a majority in aggregate principal amount of the Indenture Securities of such series outstanding thereunder may waive the default and rescind the declaration and its consequences. Events of Default with respect to a series of Indenture Securities include (unless specifically deleted in the supplemental indenture or Board Resolution under which such series of Indenture Securities is issued, or modified in any such supplemental indenture):

(i)	failure to pay interest when due on any Indenture Security of such series, continued for 30 days;

(ii)	failure to pay principal or premium, if any, when due on any Indenture Security of such series;

(iii)	failure to perform any other covenant of Con Edison in the Indenture or the Indenture Securities of such series (other than a covenant included in the Indenture or the Indenture Securities solely for the benefit of series of Indenture Securities other than such series), continued for 60 days after written notice from the Trustee or the holders of 25% or more in aggregate principal amount of the Indenture Securities of such series outstanding thereunder;

(iv)	certain events of bankruptcy, insolvency or reorganization; and

(v)	any other Event of Default as may be specified for such series. (Section 6.01)

The Indenture provides that the holders of a majority in aggregate principal amount of the Indenture Securities of any series outstanding thereunder may, subject to certain exceptions, direct the time, method and place of conducting any proceeding for any remedy available to, or exercising any power or trust conferred upon, the Trustee with respect to Indenture Securities of such series and may on behalf of all holders of Indenture Securities of such series waive any past default and its consequences with respect to Indenture Securities of such series, except a default in the payment of the principal of or premium, if any, or interest on any of the Indenture Securities of such series. (Section 6.06)

Holders of Indenture Securities of any series may not institute any proceeding to enforce the Indenture unless the Trustee thereunder shall have refused or neglected to act for 60 days after a request and offer of satisfactory indemnity by the holders of 25% or more in aggregate principal amount of the Indenture Securities of such series outstanding thereunder. Notwithstanding any other provision of the Indenture, however, the right of any holder of Indenture Securities of any series to enforce payment of principal of or premium, if any, or interest on the holder’s Indenture Securities when due shall not be impaired. (Section 6.04)

The Trustee is required to give the holders of Indenture Securities of any series notice of defaults with respect to such series (Events of Default summarized above, exclusive of any grace period and irrespective of any requirement that notice of default be given) as to which it has received written notice within 90 days after the occurrence thereof, unless cured before the giving of such notice, but, except for defaults in payments of principal of, premium, if any, or interest on the Indenture Securities of such series, the Trustee may withhold notice if and so long as it determines in good faith that the withholding of such notice is in the interests of such holders. (Section 6.07)

Con Edison is required to deliver to the Trustee each year an Officers’ Certificate stating whether such officers have obtained knowledge of any default by Con Edison in the performance of certain covenants and, if so, specifying the nature thereof. (Section 4.06)

Concerning the Trustee: The Indenture provides that the Trustee shall, prior to the occurrence of any Event of Default with respect to the Indenture Securities of any series and after the curing or waiving of all Events of Default with respect to such series which have occurred, perform only such duties as are specifically set forth in the Indenture and no implied covenants or obligations shall be read into the Indenture against the Trustee. During the existence of any Event of Default with respect to the Indenture Securities of any series, the

Trustee shall exercise such of the rights and powers vested in it under the Indenture with respect to such series and use the same degree of care and skill in their exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. (Section 7.01)

The Trustee may acquire and hold Indenture Securities and, subject to certain conditions, otherwise deal with Con Edison as if it were not Trustee under the Indenture. (Section 7.04)

The Bank of New York Mellon, which is the Trustee under the Indenture, is a participating bank under Con Edison’s revolving credit agreement and is a depository for funds and performs other services for, and transacts other banking business with, Con Edison in the normal course of business.

Satisfaction and Discharge of Indenture; Defeasance: The Indenture may be satisfied and discharged upon delivery of all outstanding Indenture Securities for cancellation or if all other Indenture Securities are to be paid within one year, at maturity or upon redemption, upon deposit with the Trustee of amounts sufficient for such payment and all other sums due under the Indenture. (Section 12.01) In addition, the Indenture provides that if, at any time after the date of the Indenture, Con Edison, if so permitted with respect to Indenture Securities of a particular series, shall deposit with the Trustee, in trust for the benefit of the holders thereof, (i) funds sufficient to pay, or (ii) such amount of obligations issued or guaranteed by the United States of America as will, or will together with the income thereon without consideration of any reinvestment thereof, be sufficient to pay all sums due for principal of, premium, if any, and interest on the Indenture Securities of such series, as they shall become due from time to time, and certain other conditions are met, the Trustee shall cancel and satisfy the Indenture with respect to such series to the extent provided therein. (Section 12.02) The prospectus supplement describing the Indenture Securities of such series will more fully describe the provisions, if any, relating to such defeasance of the Indenture with respect to such series.

Reports Furnished Securityholders: Con Edison will furnish the holders of Indenture Securities copies of all annual financial reports distributed to its stockholders generally as soon as practicable after the mailing of such material to the stockholders. (Section 4.07)

DESCRIPTION OF COMMON SHARES

Con Edison’s authorized capital stock consists of 500,000,000 Common Shares ($0.10 par value per share), of which 274,985,240 shares were issued and outstanding as of July 31, 2009, and 6,000,000 preferred shares ($1.00 par value per share) (“Preferred Shares”), of which no shares have been issued. Con Edison’s Board of Directors is authorized from time to time to issue the Preferred Shares as Preferred Shares of any series and, in connection with the creation of each such series, to fix by the resolution or resolutions providing for the issuance thereof the number of shares of such series and the designations, relative rights, preferences and limitations (including dividend, liquidation and voting rights, preferences and limitations) of such series to the full extent permitted by the law of the State of New York, except that holders of the Preferred Shares shall not be entitled to more than one vote for each Preferred Share held. The Preferred Shares will have no voting rights, except as so fixed or as required by applicable law.

The following description of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by reference to Con Edison’s Restated Certificate of Incorporation.

Dividends. Subject to any prior rights of Preferred Shares (if any should become outstanding), Common Shares are entitled to dividends when, as and if declared by Con Edison’s Board of Directors, and Con Edison may purchase or otherwise acquire outstanding Common Shares out of funds legally available therefor.

Liquidation Rights. Subject to any prior rights of Preferred Shares (if any should become outstanding), upon liquidation of Con Edison, any remaining net assets of Con Edison are distributable pro rata to the holders of Common Shares.

Voting Rights. Holders of Common Shares are entitled to one vote for each share. There are no cumulative voting rights. Holders of Preferred Shares shall have no voting rights unless, in connection with the issuance of Preferred Shares, Con Edison’s Board of Directors provides voting rights (in which event the voting rights shall not be more than one vote for each Preferred Share held) or unless otherwise required by law.

No Preemptive Rights. Holders of the Common Shares are not entitled to preemptive rights.

Transfer Agent and Registrar. The transfer agent and registrar for the Common Shares is The Bank of New York Mellon Shareowner Services, P.O. Box 358015, Pittsburgh, PA 15252-8015.

Certain provisions of Con Edison’s Restated Certificate of Incorporation and by-laws and New York law may have the effect of encouraging persons considering unsolicited tender offers or unilateral takeover proposals for Con Edison to negotiate with the Board of Directors and could thereby have an effect of delaying, deferring or preventing a change in control of Con Edison. These provisions include:

Authorized But Unissued Shares. As of July 31, 2009, 225,014,760 Common Shares and 6,000,000 Preferred Shares were authorized but unissued and 23,210,700 Common Shares were held by Con Edison or Con Edison of New York as treasury shares. Such shares could be issued without stockholder approval in transactions that might prevent or render more difficult or costly the completion of a takeover transaction. In this regard, Con Edison’s Restated Certificate of Incorporation grants the Board of Directors broad corporate power to establish the rights and preferences of preferred stock, one or more classes or series of which could be issued which would entitle holders to exercise rights which could have the effect of impeding a takeover, including rights to convert or exchange the stock into Common Shares or other securities or to demand redemption of the stock at a specified price under prescribed circumstances related to a change of control.

Advance Notice By-law. Under Con Edison’s by-laws, written notice of any proposal to be presented by any shareholder or any person to be nominated by any shareholder for election as a director must be received by Con Edison’s Secretary at Con Edison’s principal executive offices not less than 70 nor more than 90 days prior to the anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 80 days prior to the date of the meeting, such notice shall be given not more than ten days after such date is first so announced or disclosed.

Section 912. Con Edison is subject to Section 912 of the New York Business Corporation Law. Accordingly, Con Edison may not engage in a business combination, such as a merger, consolidation, recapitalization, asset sale or disposition of stock, with any “interested shareholder” for a period of five years from the date that the interested shareholder first became an interested shareholder unless:

•

the business combination, or the acquisition of stock that resulted in the interested shareholder first becoming an interested shareholder, was approved by Con Edison’s Board of Directors prior to the interested shareholder becoming an interested shareholder;

•

the business combination is approved by the disinterested shareholders at a meeting of Con Edison’s shareholders called no earlier than five years after the date that the interested shareholder first became an interested shareholder; or

•	the business combination meets certain “fair price” valuation requirements.

An “interested shareholder” is any person that is the beneficial owner of 20% or more of the outstanding voting stock of Con Edison or is an affiliate or associate of Con Edison that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock of Con Edison.

PLAN OF DISTRIBUTION

We may offer the Securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these or other methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

It is anticipated that any underwriting agreement pertaining to any Securities will (1) entitle the underwriters to indemnification by Con Edison against certain civil liabilities under the Securities Act of 1933, as amended, or to contribution for payments the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent, and (3) provide that the underwriters generally will be obligated to purchase all such Securities if any are purchased. The underwriters or affiliated companies may engage in transactions with, or perform services for, Con Edison and its affiliates in the ordinary course of business.

In connection with an offering made hereby, any underwriter may purchase and sell the Securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters in connection with an offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or delaying a decline in the market price of the Securities, and short positions created by the underwriters involve the sale by the underwriters of more Securities than they are required to purchase from Con Edison. The underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Securities sold in the offering may be reclaimed by the underwriters if such Securities are repurchased by the underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Securities, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be affected in the over-the-counter market or otherwise.

The anticipated date of delivery of the Securities will be as set forth in the prospectus supplement relating to the offering of the Securities.

LEGAL MATTERS

The validity of the Securities and certain other related legal matters will be passed upon for Con Edison by Elizabeth D. Moore, Esq., General Counsel of Con Edison. Certain legal matters in connection with the Securities will be passed upon for any underwriters by Dewey & LeBoeuf LLP, 1301 Avenue of the Americas, New York, New York 10019-6092. Dewey & LeBoeuf LLP from time to time has performed and may perform legal services for affiliates of Con Edison. A Dewey & LeBoeuf LLP partner, in his individual capacity, is a member of Con Edison’s Board of Directors.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.